Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Lindblad Expeditions Holdings, Inc. and Subsidiaries on Form S-3 (File No. 333-206657), Forms S-8 (File No. 333-212741 and No. 333-206884), of our report dated February 26, 2020, with respect to our audits of the consolidated financial statements of Lindblad Expeditions Holdings, Inc. and Subsidiaries as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 and our report dated February 25, 2020 with respect to our audit of the effectiveness of internal control over financial reporting of Lindblad Expeditions Holdings, Inc. and Subsidiaries as of December 31, 2019, which reports are included in this Annual Report on Form 10-K of Lindblad Expeditions Holdings, Inc. and Subsidiaries for the year ended December 31, 2019.

/s/ Marcum llp

Marcum llp

Melville, NY
February 26, 2020